UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 23, 2010

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated July 22, 2010 announcing STMicroelectronics’ second quarter 2010 financial results.

PR No.: C2633C

STMicroelectronics Reports 2010 Second Quarter and First Half Financial Results

•	Net revenues $2,531 million, up 8.9% sequentially and 27.0% year-over-year
•	Gross margin of 38.3%; best result in 37 quarters
•	Net income of $356 million, diluted EPS of $0.39, as reported
•	Adjusted EPS of $0.18 compared to $0.07 and -$0.28 in the prior and year-ago quarters, respectively*

Geneva, July 22, 2010 - STMicroelectronics (NYSE: STM) reported financial results for the second quarter and first half ended June 26, 2010.

Second quarter net revenues increased 27% on a year-over-year basis, with all regions and market segments, excluding Telecom, posting double-digit revenue growth. Regional growth was led by the Americas with sales growth of 45%, followed by Greater China-South Asia with a 39% increase in net revenues.

President and CEO Carlo Bozotti commented, “ST posted another quarter of improvement in the Company’s financial performance, with revenues, gross margin, operating and net income all showing progressive strengthening sequentially and year-over-year.

“We were particularly pleased with demand for both IMS and ACCI. In combination, IMS and ACCI delivered sales growth of 51% year-over-year and 16% sequentially. Obviously, we are not satisfied with the results in wireless. However, we are encouraged by ST-Ericsson’s progress in achieving key design-wins as well as restructuring, towards a progressive recovery.

“Gross margin increased 60 basis points sequentially to 38.3% due to manufacturing efficiencies and product innovation. This improvement comes on top of the first quarter sequential increase of 70 basis points.

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(*)Adjusted operating margin attributable to ST, adjusted EPS (diluted) and net financial position are non-U.S. GAAP measures. Adjusted operating margin attributable to ST is calculated as operating income before impairment and restructuring charges (excluding 50% of ST-Ericsson JVS)  / reported revenues excluding 50% of ST-Ericsson JVS revenues. Please refer to Attachment A for additional information explaining why the Company believes these measures are important and for a  reconciliation to U.S. GAAP.

“Net income of $356 million reflected the gain on the sale of Numonyx to Micron as well as the improving profitability of our core businesses. As our results demonstrate, we are well positioned to achieve our financial targets as evidenced by the 7.7% adjusted operating margin attributable to ST in the second quarter.*

“Thanks to our consistent focus on cash generation, we have further strengthened our net financial position to over $700 million compared to $420 million at the end of 2009.”*

Second Quarter Review

ST’s net revenues for the second quarter of 2010 totaled $2,531 million and included sales recorded by ST-Ericsson as consolidated by ST. Net revenues increased 8.9% sequentially, mainly reflecting ACCI and IMS product segments registering better than seasonal sequential revenue growth trends while the Company’s Wireless segment decreased by 10.5%.

On a year-over-year basis, all market segments, except Telecom, posted growth with Automotive increasing by 48%, Industrial by 43%, Consumer by 42% and Computer by 23%. Telecom declined by 3%. Distribution, increased 81%, reflecting continued strong global demand. Sequentially, all market segments, except Telecom, increased with Consumer higher by 15%, Industrial by 11%, Automotive by 10% and Computer by 6%. Telecom decreased by 2%. Distribution increased sequentially by 22%.

Net Revenues By Market Segment / Channel (a) (In %)	Q2 2010	Q1 2010	Q2 2009
Market Segment / Channel:
Automotive	14%	14%	12%
Computer	12%	12%	13%
Consumer	13%	12%	11%
Industrial & Other	8%	8%	8%
Telecom	32%	35%	41%
Total OEM	79%	81%	85%
Distribution	21%	19%	15%

(a) Sales recorded by ST-Ericsson and consolidated by ST are included in Telecom and Distribution.

Gross margin in the second quarter of 2010 was 38.3%, 60 basis points higher than the 37.7% reported in the first quarter of 2010, mainly due to manufacturing efficiencies and product innovation. As anticipated, ST’s manufacturing performance continued to improve in the second quarter. Gross margin increased 1,220 basis points in comparison to the year-ago period level of 26.1% principally reflecting a return to normal fab loading as well as ongoing improvement from new products.

Combined SG&A and R&D expenses were $895 million in the second quarter of 2010, compared to $876 million in the prior quarter and $896 million in the year-ago quarter. Combined operating expenses, as a percentage of sales, were 35.4% vs. 37.7% in the prior quarter, and 45.0% in the year-ago quarter.

Related to the Company’s cost-realignment initiatives, ST posted second quarter restructuring and impairment charges of $12 million. ST posted restructuring and impairment charges of $33 million and $86 million in the prior quarter and year-ago period, respectively.

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(*)Adjusted operating margin attributable to ST, adjusted EPS (diluted) and net financial position are non-U.S. GAAP measures. Adjusted operating margin attributable to ST is calculated as operating income before impairment and restructuring charges (excluding 50% of ST-Ericsson JVS)  / reported revenues excluding 50% of ST-Ericsson JVS revenues. Please refer to Attachment A for additional information explaining why the Company believes these measures are important and for a  reconciliation to U.S. GAAP.

Revenues and Operating Results by Product Segment

The following table provides a breakdown of revenues and operating results by product segment.

Operating Segment (In Million US$)	Q2 2010 Net Revenues	Q2 2010 Operating Income (Loss)	Q1 2010 Net Revenues	Q1 2010 Operating Income (Loss)	Q2 2009 Net Revenues	Q2 2009 Operating Income (Loss)
ACCI (a)	1,045	99	909	48	712	(71)
IMS (a)	945	137	811	92	605	(22)
Wireless (b)	525	(137)	587	(116)	650	(126)
Others (c)(d)	16	(8)	18	(44)	26	(209)
TOTAL	2,531	91	2,325	(20)	1,993	(428)

ACCI (Automotive/Consumer/Computer/Communication Infrastructure Product Groups) second quarter net revenues increased 46.8% year-over-year to $1,045 million, driven by strong growth in all product groups.  Sequentially, ACCI grew net revenues 15.0% led by the Consumer and Automotive product groups. ACCI posted operating income of $99 million, compared to income of $48 million in the prior quarter and a loss of $71 million in the year-ago quarter. Second quarter ACCI operating margin improved sequentially to 9.5% from 5.3%.

IMS (Industrial and Multisegment Product Sector) second quarter net revenues increased 56.3% year-over-year to $945 million, driven by strong growth in all product groups and in distribution. Sequentially, IMS grew net revenues 16.6% led by microcontrollers and analog and power discrete products. IMS operating income continued to increase, reaching $137 million in the second quarter, and compares to income of $92 million in the prior quarter and a loss of $22 million in the year-ago quarter. Second quarter IMS operating margin improved sequentially to 14.4% from 11.3%.

Mr. Bozotti commented, “Innovative products continue to drive revenue momentum. In the second quarter, several new product areas, including advanced 55nm set-top-box solutions that offer our customers top performance at low power and leading-edge functionality, such as 3D graphics and 3D video; 32-bit microcontrollers; as well as power and analog grew significantly.

“Important milestones and design wins were also achieved in the quarter such as our gyroscope family entering volume production. Our gyroscope technology is quite broad with target applications including smartphones, robotics, navigation, cameras, gaming and medical devices. In addition, our automotive 32-bit MCU family had continued success with major design-wins, including a body electronics platform from a leading OEM. We also enlarged our general-purpose 32-bit MCU family, sampling to lead customers the STM32L series, the industry’s first ultra-low-power ARM® CortexTM-M3 microcontroller delivering industry-leading energy-saving performance.”

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(a)Reflecting the transfer of a small business unit from ACCI to IMS as of January 1, 2010, the Company has reclassified prior period revenues and operating income results of ACCI and IMS.
(b) Starting February 3, 2009, “Wireless” includes the portion of sales and operating results of the ST-Ericsson joint venture as consolidated in the Company’s revenues and operating results, as well as other items affecting operating results related to the wireless business.
(c) Net revenues of “Others” includes revenues from sales of Subsystems, assembly services and other revenues.
(d) Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, start-up and phase-out costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and the other costs that are not allocated to product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. “Others” includes $0 million, $1 million and $123 million of unused capacity charges in the second and first quarters of 2010 and second quarter of 2009, respectively; and $12 million, $33 million and $86 million of impairment and restructuring charges in the second and first quarters of 2010 and second quarter of 2009, respectively.
.

Wireless net revenues in the second quarter decreased 19.3% year-over-year to $525 million, reflecting ST-Ericsson’s continued portfolio transition, weaker-than-expected performance in Asia and some supply limitations, which were only partially offset by positive performance of certain EDGE products. Wireless operating loss in the second quarter was $137 million compared to an operating loss of $116 million and $126 million in the prior and year-ago quarters, respectively, due to lower revenues which were partially mitigated by restructuring initiatives completed to date. Wireless operating loss in the second quarter of 2010 excludes $6 million in restructuring charges related to ST-Ericsson.

ST recorded $74 million of income in the second quarter of 2010, $72 million and $109 million in the prior quarter and year-ago period, respectively, reflecting the net results attributable to non-controlling interest, mainly related to the ST-Ericsson joint venture. This amount is posted below operating results in ST’s Consolidated Income Statement and reflects Ericsson’s 50% share in the joint venture’s results, as consolidated by ST.

For additional information, including key design wins, on ST-Ericsson, see www.stericsson.com

Net Results

ST reported a net gain of $264 million on equity investments and divestiture mainly due to the sale of the Company’s 48.6% stake in Numonyx to Micron Technology.

In connection with the sale, the Numonyx senior credit facility that was supported by ST’s guarantee of $225 million was repaid.  Looking forward, ST expects to benefit from the release of $250 million of cash that is currently restricted and the future opportunity to monetize the shares of Micron stock.

ST reported net income of $356 million in the second quarter of 2010, or $0.39 per diluted share, compared to a net income of $57 million in the prior quarter and a net loss of $318 million in the year-ago period. On an adjusted basis, excluding restructuring charges and the net gain on the Numonyx divestiture, ST reported second quarter 2010 net income of $159 million, or $0.18 diluted per share compared to $62 million, or $0.07 diluted per share in the first quarter of 2010.*

For the 2010 second quarter, the effective average exchange rate for the Company was approximately $1.35 to €1.00 compared to $1.39 to €1.00 for the 2010 first quarter and $1.34 to €1.00 for the 2009 second quarter.

Cash Flow and Balance Sheet Highlights

Net operating cash flow was $212 million, including the sale of $67 million of receivables by ST-Ericsson, and increased significantly in comparison to the year-ago period total of $45 million. For the first half of 2010, net operating cash flow was $388 million.*

Capital expenditures were $134 million during the second quarter of 2010 compared to $74 million in the year-ago period. For the 2010 first half, capital expenditures totaled $313 million, somewhat below the Company’s targeted level, due to extended lead times for capital equipment.

Inventory was $1.30 billion at quarter end, compared to $1.27 billion at March 27, 2010 and $1.45 billion at June 27, 2009. In the second quarter inventory turns improved to 4.8 compared to 4.6 and 4.1 in the prior and year-ago quarter, respectively.

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 (*)Adjusted net earnings, net operating cash flow, net financial position and RONA attributable to ST are non-U.S. GAAP measures. For additional information, please refer to Attachment A.

Excluding Micron shares currently held as marketable securities, ST’s net financial position significantly improved to a net cash position of $702 million at June 26, 2010 compared to $566 million at March 27, 2010 and $205 million at June 26, 2009. ST’s cash and cash equivalents, short-term deposits, marketable securities (current and non-current, excluding Micron shares) and restricted cash equaled $2.73 billion.

Excluding cash and cash equivalents and marketable securities of $40 million related to ST-Ericsson as consolidated by ST, $250 million restricted cash deposit as collateral for the Hynix-Numonyx loan and $57 million of non-current marketable securities, the Company’s liquidity totaled $2.38 billion. Total debt was $2.03 billion. Total equity was $7.84 billion, including non-controlling interest of $1.04 billion. Based on net asset turns of approximately 1.5, the Company posted a return on net assets (RONA) attributable to ST in the second quarter of 11.9%.*

Legal proceedings with respect to the collection of approximately $358 million due to ST by Credit Suisse pursuant to the FINRA award are continuing.

First Half 2010 Results

Net revenues for the first half of 2010 increased 32.9% to $4,856 million from $3,653 million in the year-ago period mainly due to significantly better industry conditions and good performance of the Company’s customers and product portfolio.

Gross margin was 38.0% of net revenues, compared to 26.2% of net revenues for the 2009 first half, reflecting significantly improved fab loading and performance of the product portfolio. Net income, as reported, was $413 million in the first half of 2010, or $0.46 diluted per share, compared to a net loss of $860 million, or $0.98 per share in the first half of 2009. On an adjusted basis, excluding impairment, restructuring charges and a net gain on equity investment divestiture, ST reported in the first half of 2010 a net income of $221 million, or $0.25 diluted per share compared to a first half of 2009 loss of $510 million, or $0.58 per share, both net of related taxes.*

On a year-over-year basis, the effective average exchange rate for the Company was approximately $1.37 to €1.00 for the first half of 2010, compared to $1.33 to €1.00 for the first half of 2009.

First Half 2010 Revenue and Operating Results by Product Segment

In Million US$	First Half 2010		First Half 2009
Product Segment	Net Revenues	Operating Income (Loss)	Net Revenues	Operating Income (Loss)
ACCI	1,955	147	1,332	(99)
IMS	1,755	228	1,110	(17)
Wireless	1,112	(253)	1,169	(233)
Others	34	(51)	42	(472)
TOTAL	4,856	71	3,653	(821)

Third Quarter 2010 Business Outlook

Mr. Bozotti stated, “We expect sequential revenue growth of between 2% and 7%, which equates to solid growth of 13% to 19% when compared to the year-over-year period. Gross margin should improve to about 38.8%, plus or minus 1 percentage point.

“As we did in the first half of 2010, we continue to increase capacity to support the strong demand of our customers and are encouraged by the quality of our backlog.
________________
(*)Adjusted net earnings, net operating cash flow, net financial position and RONA attributable to ST are non-U.S. GAAP measures. For additional information, please refer to Attachment A.

“In addition, we made significant progress during the first half of 2010 with respect to enhancing our product portfolio, improving our financial performance and strengthening our financial position. Looking ahead to the second half of the year, we expect to see further positive progression in our performance.”

This outlook is based on an assumed effective currency exchange rate of approximately $1.32 = €1.00 for the 2010 third quarter, which reflects an assumed exchange rate of $1.23 = €1.00 combined with the impact of existing hedging contracts. The third quarter will close on September 25, 2010.

Recent Corporate Developments

On May 7, following the announcement by Micron Technology of the closing of its acquisition of Numonyx Holdings B.V., STMicroelectronics announced that in connection with the sale of its 48.6% stake in Numonyx, ST had received the following consideration:

•	66.88 million shares of Micron common stock, which are held as marketable securities. A substantial portion of such Micron shares is hedged;
•	future full ownership of the Numonyx M6 facility in Catania, Italy, which ST has committed to contribute to a new photovoltaic joint initiative among Enel, Sharp and ST; and
•	in connection with the transaction, ST has a payable of $77.8 million due to Francisco Partners at the end of the shares lock-up period.

Also, at closing of this transaction, the senior credit facility that was supported by ST’s guarantee of $225 million was repaid in full.

On May 25, ST announced that all of the proposed resolutions were approved at the Company’s Annual General Meeting (AGM), which was held in Amsterdam, the Netherlands, on May 25, 2010.

The main resolutions, proposed by the Supervisory Board, and approved by shareholders were:

•	Approval of the Company’s 2009 statutory accounts reported in accordance with International Financial Reporting Standards (IFRS);
•	The reappointment for a three-year term, expiring at the 2013 Annual General Meeting, for the following members of the Supervisory Board: Mr. Raymond Bingham and Mr. Alessandro Ovi; and
•	The distribution of an annual cash dividend of US$0.28 per share, to be paid in four equal quarterly installments.

On June 24, ST announced the publication of the Company’s 2009 Corporate Responsibility Report. The report, which covers all of ST’s activities and sites in 2009, contains detailed indicators of the Company’s performance across the full range of Social, Environmental, Health & Safety, and Corporate Governance issues and reaffirms ST’s long-established commitment to serving its stakeholders with integrity, transparency and excellence.

Q2 2010 Products, Technology and Design Wins

Automotive, Consumer, Computer and Communication Infrastructure (ACCI)
Product Highlights

In automotive electronics
•	ST had continued success with its 32-bit Power Architecture® SPC56 family of automotive microcontrollers (MCUs) with:

o	a major powertrain platform design win from a leading tier-one OEM, based on ST’s recently announced 55nm (nanometer) embedded Flash technology;
o	two body-control application design wins based on its SPC560B MCU family in North America;
o	and a major design win in Europe for safety applications.
•	Also in body electronics, ST’s latest-generation VIPower™ (Vertical Intelligent Power) technology gained a design win for a light-control module from a major Korean car maker.
•
Additionally, ST strengthened its leadership in advanced safety applications, in partnership with Mobileye, with the development of the third generation of its EyeQ3 safety processor with four times more computational power than the previous generation, plus support for USB, FlexRay and Ethernet communications.

In automotive infotainment
•
ST gained an important design win for its leading-edge multi-standard (AM/FM, DAB, HD) radio-receiver DSP from a major OEM in Germany targeting new platforms for a major car maker, expected to begin production in 2013.

•
ST strengthened its leadership position in navigation with production deployment of its Cartesio+ processor SoC enabling cost-optimized dashboard systems combining navigation technology with infotainment features.

In consumer applications
•	In set-top box (STB) chips:
o	ST gained significant design wins for its cost-effective integrated STi7162 / STi7167 platforms in terrestrial and cable STB markets, and for its STi7141 DOCSIS platform in Europe and China;
o	ST delivered its first platforms for the DVB-T2 digital-terrestrial HDTV market in the UK, and delivered integrated DVB-S2 STi7111 platforms in large volume for HD+ / CI+ deployment in Central Europe;
o
ST is ramping up in production of its STi5189 cost-optimised satellite demodulator and MPEG2 decoder platform for markets in India and Latin America, in addition to significantly contributing to the first deployment of HDTV STBs in India;

o	By the end of Q2, cumulative shipments of ST’s state-of-the-art 55nm STB platforms reached more than 10 million units.
•	In integrated digital TV (iDTV) and monitor applications:
o
ST gained several design-wins for an enhanced version of its FLI7510 SoC, which enables 3D TV in a single-chip for 120Hz mainstream iDTVs. The integration, processing power and flexibility of the ‘Freeman’ family of  SoCs has allowed ST to gain traction in the integrated broadcast and broadband-Internet iDTV market.

o
ST achieved two design-wins for its FLI326xx Faroudja™-based display controllers for LCD TVs, and three design wins at tier-one customers for its high-end STDP802x Faroudja-based LCD-controller SoC family, which offers advanced color processing and DisplayPort and HDMI receivers.

o
Additionally, ST’s proposed iDP (internal DisplayPort) interface standard for use in next generation LCD TVs, in cooperation with LG Display, was adopted by VESA (The Video Electronics Standards Association).

•	In audio ICs:
o
ST strengthened its leadership position in flat-panel TVs for its family of Sound Terminal ICs, gaining design wins with two key players in China. Cumulative shipments in 2010 for Sound Terminal ICs have already exceeded 25 million units.

o	ST announced production availability of an analog-input 2x100W class-D power amplifier, extending its range of devices that deliver audiophile sound quality.

In communications infrastructure and computer peripheral applications
•	ST announced full availability of a 32nm platform for the design and development of application-specific integrated circuits (ASICs) for networking applications. Central to the platform is the industry’s first Serializer-Deserializer (SerDes) IP available in 32nm ‘bulk’ silicon.
•
ST unveiled the SPEAr1300 architecture that will be the backbone for new members of its SPEAr® family of microprocessors, targeting high-performance connectivity and embedded applications. ST has already gained a design win for this family from a major communications-infrastructure OEM.

•	ST gained two design wins for motor-controller ICs implemented in the Company’s BCD technology from two leading customers, for next-generation enterprise and desktop hard-disk drive applications.

Industrial and Multisegment Sector (IMS) Product Highlights

In MEMS (Micro Electro-Mechanical Systems)
•	Highlights included
o	several design wins for accelerometers with leading mobile device makers, who selected ST’s MEMS because of the chip’s extremely low current consumption and embedded motion processing features;
o	design wins for 3-axis gyroscopes with several top-tier mobile phone makers;
o	starting high-volume production of three-axis digital gyroscopes to be used in next-generation smartphones;
o	and qualification from Japanese game manufacturer for two-axis analog gyroscopes.
•	ST also introduced new products including
o	the LIS3DH 3-axis digital-output accelerometer that combines drastically reduced power consumption, miniature footprint and enhanced functions;
o
and the L3G4200DH high-performance three-axis digital-output gyroscope embedding power-management capabilities for new applications and advanced user interfaces in gaming, motion tracking and image stabilization.

In high-performance analog ICs and other sensor devices
•	ST gained design wins for its smart reset ICs from two leading mobile-phone makers and from an HDD maker for a pressure sensor.
•	ST also launched several new devices including
o	an IC that simplifies the design of power management, monitoring and safety equipment, by allowing direct and accurate measurement of current in power lines operating at up to 70V;
o	a super-small power-efficient digital temperature sensor allowing portable devices to benefit from features such as intelligent thermal protection.

In power conversion ICs
•	ST unveiled the SPV1020, the industry’s first IC to combine important power-optimization and power-conversion functions for solar generators.
•	ST’s new FlexSPIN SPIbus-configurable multi-motor driver IC entered into full production.
•
ST achieved key design wins from a major CFL (compact fluorescent lamp) manufacturer for a large European retail store chain and from a major worldwide appliance manufacturer for its new SmartDRIVE family. In addition, ST gained multiple design-ins from OEMs in the US and Asia for power devices for single-board computer designs.

In power transistors
•
ST dramatically increased achievable power density with its latest generation MDmesh™ V power MOSFETs with new advanced high-performance 1mm-high power package, developed in cooperation with Infineon. The new devices have already received first pre-production orders.

•
ST gained design wins in automotive, lighting and other applications, orders for MDmesh V transistors for solar power inverter modules, and qualification at a major US plasma-generator maker and at several broadcast customers.

In power rectifiers
•
ST gained multiple design wins for its ULVF™ family of Schottky rectifiers, which offer high power density and an ultra-low forward voltage drop, boosting output power efficiency to meet eco-design initiatives such as 80 PLUS.

In ESD (Electro-Static Discharge) protection and EMI filtering applications
•
ST has accelerated the extension of its product range for ICs housed in ultra-compact packages, dedicated to portable applications such as mobile phones, displays and digital still cameras. These new packages can offer space saving up to 80% compared to market standards.

In subsystem products
•
ST gained a design win and initial orders for a turn-key Bluetooth-modem module for industrial and consumer markets. The device includes an STM32 MCU and STLC2500 Bluetooth IC and has the world’s smallest form factor, only 10 x 13mm.

In general-purpose microcontrollers (MCUs)
•
ST announced sampling to lead customers of the STM32L series – the industry’s first ultra-low-power ARM® Cortex™-M3 microcontrollers. The STM32L series, which combines a dedicated low-leakage 130nm process technology and an optimized power-saving architecture to deliver industry-leading energy-saving performance, is part of ST’s EnergyLite™ platform of ultra-low-power products.

•	Full production started of the STM8L ultra low-power MCU family, also featuring ST’s EnergyLite technology to minimize power consumption in all operating modes.
•
ST revealed details of the new STM8T141 touch-sensor controller, which can improve the performance and styling of mobile products. The controller allows replacement of traditional buttons with a touch sensor for the power-on/off control or to trigger wake-up from battery-saving sleep modes.

In secure ICs
•
ST released details of the recent certification of the ST23YR80 secure dual MCU for formal EAL6+ Common criteria certification, delivering maximum protection for secure documents such as ID cards and biometric passports.

Technology Highlights

•
ST, IBM, Samsung and GLOBALFOUNDRIES announced collaboration to synchronize manufacturing facilities for the production of advanced chips based on 28nm process technology. Fab synchronization helps ensure chip designs can be produced at multiple sources with no redesign required.

•
ST, Freescale, Infineon, NXP and Bosch’s Automotive Electronics Division, announced the formation of a consortium to jointly investigate and standardize the acceptance of alternatives for high-lead solder for attaching die to semiconductor packages during manufacturing. The five-company consortium is known as the DA5 (Die Attach 5).

ST-Ericsson Highlights

ST-Ericsson announced:
•	The introduction of its T6718 feature-rich mobile-internet platform, which enables the development of cost-effective and power-efficient multimedia TD-HSPA handsets aimed at the Chinese market;
•
The expansion of its x500 family of smartphone platforms, which includes the U8500 and U5500, to enable mobile-device manufacturers to quickly develop a range of smartphones covering different price points and supporting different access technologies.

Design wins for ST-Ericsson included:
•	Two leading handset manufacturers chose ST-Ericsson’s E49xx solution for entry phones.
•
Samsung selected ST-Ericsson’s multimedia EDGE platform, the E4908, to underpin its Champ (GT-C3300K) touch-screen handset, which was launched in Africa, the Middle East, Latin America, Asia and Europe. The E4908 is a cost-effective and highly integrated single-chip platform designed for high-value entry devices, equipped with excellent multimedia and connectivity features, such as a touch screen, a camera, a video player, full-speed USB, stereo Bluetooth and FM radio.

•	The U6715 smartphone-for-all solution has been selected by four customers in Asia. Some of the customers are using the U6715 solution in multiple models.
•	ST-Ericsson’s connectivity portfolio is gaining further momentum in Asia. The Company’s connectivity products have been adopted by two customers as part of the complete U8500 smartphone platform.
•
ST-Ericsson also achieved multiple design wins for its M570 advanced modem solution, supporting HSPA+, and the M720, supporting LTE. It announced a partnership with Sagem Wireless for the commercial launch of multimode LTE/HSPA+ products during 2010.

•	Nokia recently awarded ST-Ericsson a number of design-wins, selecting its HSPA+ and LTE modem solutions for new products, as well as new design wins related to the U8500 solution.

All of STMicroelectronics’ press releases are available at www.st.com/stonline/press/news/latest.htm.
All of ST-Ericsson’s press releases are available at www.stericsson.com/press/press_releases.jsp.

VIPower, Faroudja, SPEAr, MDmesh and EnergyLite are trademarks of STMicroelectronics. All other trademarks or registered trademarks are the property of their respective owners.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including adjusted operating income (loss), adjusted net earnings (loss), adjusted net earnings (loss) per share, net operating cash flow and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•
Significant changes in demand in the key application markets and from key customers served by our products, which make it extremely difficult to accurately forecast and plan our future business activities. In particular, following a period of significant order cancellations, we are currently experiencing a strong surge in customer demand, which has led to capacity constraints in certain applications;

•
our ability to utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs during periods of reduced customer demand, as well as our ability to ramp up production efficiently and rapidly to respond to increased customer demand, in an intensely cyclical and competitive industry, and the financial impact of obsolete or excess inventories if actual demand differs from our expectations;

•
our ability to successfully integrate the acquisitions we pursue, in particular the successful integration and operation of the ST-Ericsson Wireless joint venture, which represents a significant investment and risk for our business;

•
failure by ST-Ericsson to complete its on-going restructuring initiatives or to successfully compete in a rapidly changing market moving from hardware to more software-driven technology solutions, which may result in significant additional impairment and restructuring charges;

•
our ability to compete in the semiconductor industry since a high percentage of our costs are fixed and are incurred in currencies other than U.S. dollars, especially in light of the volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the other major currencies we use for our operations;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•
changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	product warranty or liability claims based on epidemic failures or recalls by our customers for a product containing one of our parts;

•
our ability in an intensively competitive environment to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations; and

•
changes in the political, social or economic environment, including as a result of military conflict, social unrest and/or terrorist activities, economic turmoil, as well as natural events such as severe weather, health risks, epidemics, earthquakes, volcano eruptions or other acts of nature in, or affecting, the countries in which we, our key customers or our suppliers, operate.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “, “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2009, as filed with the SEC on March 10, 2010. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

The management of STMicroelectronics will conduct a conference call and webcast on July 23, 2010 at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss its operating performance for the second quarter of 2010.

The conference call and webcast will be available via the Internet by accessing: http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast and conference call will be available until July 30, 2010.

About STMicroelectronics
STMicroelectronics is a global leader serving customers across the spectrum of electronics applications with innovative semiconductor solutions. ST aims to be the undisputed leader in multimedia convergence and power applications leveraging its vast array of technologies, design expertise and combination of intellectual property portfolio, strategic partnerships and manufacturing strength. In 2009, the Company’s net revenues were $8.51 billion. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Group VP, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

(Attachment A)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

Readers are cautioned that the supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Adjusted operating income (loss) is used by our management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items. Adjusted operating income (loss) excludes impairment, restructuring charges and other related closure costs.

Adjusted operating income attributable to ST is calculated as reported operating income/loss before impairment and restructuring charges excluding 50% of ST-Ericsson JVS operating income/loss before restructuring. Adjusted operating margin attributable to ST is calculated as adjusted operating income attributable to ST over reported revenues  excluding 50% of ST-Ericsson JVS revenues. Return on net assets (RONA) attributable to ST is calculated as annualized adjusted operating income attributable to ST overreported net assets excluding 50% of ST-Ericsson JVS net assets.

Adjusted net earnings and earnings per share (EPS) are used by our management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items. Adjusted earnings exclude impairment, restructuring charges and other related closure costs attributable to parent Company’s shareholders, the impact of equity investment divestiture, other-than-temporary impairment (OTTI) charges on financial assets, net of the relevant tax impact. In Q210, it also excludes the net gain related to the sale of Numonyx to Micron.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q2 2010 (US$ millions and cents per share)	Gross Profit	Operating Income (Loss)	Net Earnings (Loss)	Corresponding EPS (diluted)
U.S. GAAP	968	91	356	0.39
Impairment & Restructuring		12	8
Equity Investment Divestiture			(265)
Estimated Income Tax Effect			60
Non-U.S GAAP	968	103	159	0.18

Q1 2010 (US$ millions and cents per share)	Gross Profit	Operating Income (Loss)	Net Earnings (Loss)	Corresponding EPS (diluted)
U.S. GAAP	876	(20)	57	0.06
Impairment & Restructuring		33	20
Estimated Income Tax Effect			(15)
Non-U.S GAAP	876	13	62	0.07

Q2 2009 (US$ millions and cents per share)	Gross Profit	Operating Income (Loss)	Net Earnings (Loss)	Corresponding EPS
U.S. GAAP	520	(428)	(318)	(0.36)
Impairment & Restructuring		86	74
Other-Than-Temporary-Impairment			13
Estimated Income Tax Effect			(12)
Non-U.S GAAP	520	(342)	(243)	(0.28)
(more)

(Attachment A – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, net of bank overdrafts, if any, current and non-current marketable securities excluding Micron shares received in connection with the sales of Numonyx, short-term deposits and restricted cash, and our total financial debt includes the current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	June 26, 2010	March 27, 2010	June 27, 2009
Cash and cash equivalents, net of bank overdrafts	1,268	1,423	1,685
Marketable securities, current (a)	1,094	1,037	759
Short-term deposits	62	0	0
Restricted cash	250	250	250
Marketable securities, non-current (a)	57	47	170
Total financial resources	2,731	2,757	2,864
Current portion of long-term debt	(802)	(904)	(174)
Long-term debt	(1,227)	(1,287)	(2,485)
Total financial debt	(2,029)	(2,191)	(2,659)
Net financial position	702	566	205

(a) Excludes Micron shares received in connection with the sale of Numonyx in Q210.

Net operating cash flow is defined as net cash from operating activities minus net cash used in investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities (both current and non-current), short-term deposits and restricted cash. We believe net operating cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies.

Net Operating Cash Flow (in US$ millions)	Q2 2010	Q1 2010	Q2 2009
Net cash from (used in) operating activities	361	393	156
Net cash from (used in) investing activities	(300)	(245)	111
Payment for purchases of (proceeds) from sale of current and non-current marketable securities and short-term deposits, net	151	28	(251)
Net operating cash flow	212	176	16
Net operating cash flow (ex M&A)	212	176	45

---end---

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	June 26,	March 27,	December 31,
In million of U.S. dollars	2010	2010	2009
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	1,268	1,423	1,588
Restricted cash	250	-	-
Short-term deposits	62	-	-
Marketable securities	1,557	1,037	1,032
Subordinated notes	78	-	-
Trade accounts receivable, net	1,442	1,426	1,367
Inventories, net	1,302	1,265	1,275
Deferred tax assets	177	216	298
Assets held for sale	29	30	31
Other receivables and assets	651	628	753
Total current assets	6,816	6,025	6,344

Goodwill	1,041	1,055	1,071
Other intangible assets, net	771	810	819
Property, plant and equipment, net	3,618	3,802	4,081
Long-term deferred tax assets	414	422	333
Equity investments	66	267	273
Restricted cash	0	250	250
Non-current marketable securities	246	47	42
Other investments and other non-current assets	300	471	442
	6,456	7,124	7,311
Total assets	13,272	13,149	13,655

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	802	904	176
Trade accounts payable	1,346	1,065	883
Other payables and accrued liabilities	1,197	1,064	1,049
Dividends payable to shareholders	185	-	26
Deferred tax liabilities	10	7	20
Accrued income tax	124	126	126
Total current liabilities	3,664	3,166	2,280

Long-term debt	1,227	1,287	2,316
Reserve for pension and termination indemnities	280	300	317
Long-term deferred tax liabilities	21	25	37
Other non-current liabilities	239	334	342
	1,767	1,946	3,012
Total liabilities	5,431	5,112	5,292
Commitment and contingencies
Equity
Parent company shareholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,156	1,156	1,156
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,339,305 shares issued, 881,251,879 shares outstanding)
Capital surplus	2,497	2,489	2,481
Accumulated result	2,828	2,778	2,723
Accumulated other comprehensive income	627	860	1,164
Treasury stock	(308)	(375)	(377)
Total parent company shareholders' equity	6,800	6,908	7,147
Noncontrolling interest	1,041	1,129	1,216
Total equity	7,841	8,037	8,363
Total liabilities and equity	13,272	13,149	13,655

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q2 2010	Q1 2010	Q2 2009

Net Cash from operating activities	361	393	156
Net Cash from (used in) investing activities	(300)	(245)	111
Net Cash used in financing activities	(167)	(264)	(71)
Net Cash increase (decrease)	(155)	(165)	205

Selected Cash Flow Data (in US$ millions)	Q2 2010	Q1 2010	Q2 2009

Depreciation & amortization	309	310	335
Payment for Capital expenditures	(134)	(179)	(74)
Dividends paid to shareholders	(62)	(26)	(34)
Change in inventories, net	(75)	(28)	245

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	June 26,	June 27,
	2010	2009

Net sales	2,507	1,970
Other revenues	24	23
NET REVENUES	2,531	1,993
Cost of sales	(1,563)	(1,473)
GROSS PROFIT	968	520
Selling, general and administrative	(302)	(286)
Research and development	(593)	(610)
Other income and expenses, net	30	34
Impairment, restructuring charges and other related closure costs	(12)	(86)
Total Operating Expenses	(877)	(948)
OPERATING INCOME (LOSS)	91	(428)
Oher-than-temporary impairment charge on financial assets	-	(13)
Interest income, net	1	1
Loss on equity investments and gain on investment divestiture	264	(49)
Loss on financial instruments, net	(8)	-
INCOME (LOSS) BEFORE INCOME TAXES	348	(489)
AND NONCONTROLLING INTEREST
Income tax benefit (expense)	(66)	62
INCOME (LOSS) BEFORE NONCONTROLLING INTEREST	282	(427)
Net loss attributable to noncontrolling interest	74	109
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY	356	(318)

EARNINGS (LOSS) PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	0.40	(0.36)
EARNINGS (LOSS) PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	0.39	(0.36)

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	912.1	876.6
DILUTED EARNINGS (LOSS) PER SHARE

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Six months ended
	(Unaudited)	(Unaudited)
	June 26,	June 27,
	2010	2009

Net sales	4,818	3,627
Other revenues	38	26
NET REVENUES	4,856	3,653
Cost of sales	(3,011)	(2,696)
GROSS PROFIT	1,845	957
Selling, general and administrative	(583)	(566)
Research and development	(1,189)	(1,168)
Other income and expenses, net	43	98
Impairment, restructuring charges and other related closure costs	(45)	(142)
Total Operating Expenses	(1,774)	(1,778)
OPERATING INCOME (LOSS)	71	(821)
Oher-than-temporary impairment charge on financial assets	-	(72)
Interest income, net	4	2
Loss on equity investments and gain on investment divestiture	259	(281)
Loss on financial instruments, net	(11)	(8)
INCOME (LOSS) BEFORE INCOME TAXES	323	(1,180)
AND NONCONTROLLING INTEREST
Income tax benefit (expense)	(55)	157
INCOME (LOSS) BEFORE NONCONTROLLING INTEREST	268	(1,023)
Net loss attributable to noncontrolling interest	145	163
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY	413	(860)

EARNINGS (LOSS) PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	0.47	(0.98)
EARNINGS (LOSS) PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	0.46	(0.98)

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	913.2	875.5
DILUTED EARNINGS (LOSS) PER SHARE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: July 23, 2010	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer